UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SUNEDISON, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

86732Y109
(CUSIP Number)

September 23, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86732Y109	13G	Page 2 of 9 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, L.P.
22	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
33	SEC USE ONLY
44	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	55	SOLE VOTING POWER 0
	66	SHARED VOTING POWER 12,910,645 (see Item 4)
	77	SOLE DISPOSITIVE POWER 0
	88	SHARED DISPOSITIVE POWER 12,910,645 (see Item 4)
99	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,910,645 (see Item 4)
1010	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
1111	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (see Item 4)
1212	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 86732Y109	13G	Page 3 of 9 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, Inc.
22	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
33	SEC USE ONLY
44	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	55	SOLE VOTING POWER 0
	66	SHARED VOTING POWER 12,910,645 (see Item 4)
	77	SOLE DISPOSITIVE POWER 0
	88	SHARED DISPOSITIVE POWER 12,910,645 (see Item 4)
99	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,910,645 (see Item 4)
1010	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
1111	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (see Item 4)
1212	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 86732Y109	13G	Page 4 of 9 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC
22	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
33	SEC USE ONLY
44	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	55	SOLE VOTING POWER 0
	66	SHARED VOTING POWER 671,300 (see Item 4)
	77	SOLE DISPOSITIVE POWER 0
	88	SHARED DISPOSITIVE POWER 671,300 (see Item 4)
99	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,300 (see Item 4)
1010	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
1111	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (see Item 4)
1212	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 86732Y109	13G	Page 5 of 9 Pages

11	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
22	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
33	SEC USE ONLY
44	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	55	SOLE VOTING POWER 0
	66	SHARED VOTING POWER 13,581,945 (see Item 4)
	77	SOLE DISPOSITIVE POWER 0
	88	SHARED DISPOSITIVE POWER 13,581,945 (see Item 4)
99	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,581,945 (see Item 4)
1010	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
1111	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (see Item 4)
1212	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

SunEdison, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376

Item 2(a)	Name of Person Filing:

This statement is filed by: (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Common Stock, par value $0.01 per share (“Shares”) of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”), S.A.C. MultiQuant Fund, L.P. (“SAC MultiQuant Fund”) and S.A.C. Velocity Fund, LLC (“SAC Velocity Fund); (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Associates, SAC MultiQuant Fund and SAC Velocity Fund; (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); and (iv) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC MultiQuant Fund, SAC Velocity Fund, CR Intrinsic Investors and CR Intrinsic Investments.

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address or Principal Business Office:

The address of the principal business office of SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902.

Item 2(c)	Citizenship:

SAC Capital Advisors LP is a Delaware limited partnership.  SAC Capital Advisors Inc. is a Delaware corporation.  CR Intrinsic Investors is a Delaware limited liability company.  Mr. Cohen is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

86732Y109

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the Shares of common stock issued and outstanding as of September 18, 2013, as reported on the Issuer's Prospectus Supplement on Form 424B5 filed on September 13, 2013 (the “Prospectus”), which reflects the closing of the various transactions reported in the Prospectus.

As of the close of business on September 23, 2013:

1. S.A.C. Capital Advisors, L.P.
(a) Amount beneficially owned: 12,910,645
(b) Percent of class: 4.8%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 12,910,645
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 12,910,645

2. S.A.C. Capital Advisors, Inc.
(a) Amount beneficially owned: 12,910,645
(b) Percent of class: 4.8%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 12,910,645
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 12,910,645

3. CR Intrinsic Investors, LLC
(a) Amount beneficially owned: 671,300
(b) Percent of class: 0.3%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 671,300
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 671,300

4. Steven A. Cohen
(a) Amount beneficially owned: 13,581,945
(b) Percent of class: 5.1%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 13,581,945
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 13,581,945

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen own directly no Shares.  Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC

Capital Associates, SAC MultiQuant Fund and SAC Velocity Fund. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors Inc. and CR Intrinsic Investors. CR Intrinsic Investments is a wholly owned subsidiary of SAC Capital Associates. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 12,910,645 Shares (constituting approximately 4.8% of the Shares outstanding); and (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own 671,300 Shares (constituting approximately 0.3% of the Shares outstanding). Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2013

S.A.C. CAPITAL ADVISORS, L.P.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

CR INTRINSIC INVESTORS, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person